ViroPharma Incorporated

730 Stockton Drive

Exton, PA 19341

Tel: (610) 458-7300

Fax: (610) 458-7380

September 29, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 0610

Attention: Jeffrey Riedler, Assistant Director

Re:	ViroPharma Incorporated

Form 10-K for the year ended December 31, 2009

Filed February 25, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 13, 2010

File No. 000-21699

Dear Mr. Riedler:

This letter is submitted on behalf of ViroPharma Incorporated (“ViroPharma” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated September 15, 2010 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Product Pipeline, page 4

CDI Program, Page 4

1.	You disclose on page 5 that in February 2006 you entered into a licensing agreement with Dr. Dale Gerding for the rights to develop a product for the treatment and prevention of CDI. Please provide us proposed disclosure to be included in an amendment to your Form 10-K for the year ended December 31, 2009 to disclose the following information:

•	The range of royalty rates (for example, “low-single-digits,” “high-single-digits,” etc.);

•	The aggregate amount of milestone or other payments payable or receivable to each party, and the amounts paid to date; and

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September 29, 2010

•	Duration and termination provisions.

Response to Comment 1:

The license agreement with Dr. Dale Gerding relates to an early stage clinical development program. The Company recently completed an initial Phase 1 clinical study for the treatment and prevention of CDI to evaluate the safety and tolerability of NTCD dosed orally as a single and repeat escalating doses in healthy young and older adults. Payment of royalties would commence following approval by the FDA, which could not occur until the Company has completed additional Phase 2 and Phase 3 clinical studies. The Company currently anticipates that these additional studies would require several years to complete.

We propose to add the following disclosure in our next annual report on Form 10-K for the year ended December 31, 2010:

“In February 2006, we announced that we had entered into a licensing agreement with Dr. Dale Gerding, of the Hines VA, for the rights to develop non-toxigenic strains of C. difficile (NTCD) for the treatment and prevention of CDI. Under the license agreement, we are required to make royalty payments to Dr. Gerding based on a low single digit percentage of our net sales of the product. If certain milestones are achieved, we will be obligated to pay Dr. Gerding additional milestone payments if and when certain regulatory developments are achieved. The license agreement will remain in effect for ten years from the date any product is first commercialized, on a country-by-country basis, unless earlier terminated. The agreement contains a standard early termination provision which provides for early termination by either party in the event certain conditions have occurred, including, but not limited to, either party’s breach of the agreement, either party’s filing for bankruptcy or either party making an assignment for the benefit of its creditors.”

Please note that the Company believes the initial payment made upon entering the license agreement was not material, and any milestone payments that the Company may make will not be material to its costs and expenses on either an individual basis or in the aggregate. Additionally, as the product candidate has only completed phase 1 clinical studies, the Company cannot at this time predict the period in which milestone payments would be made, if at all. Due to the early stage of development, low royalty rates payable and non-material milestone payments, the Company proposes to include substantially the foregoing disclosure in our next annual report on Form 10-K for the year ended December 31, 2010.

Schedule 14A

Compensation Discussion and Analysis Elements of Compensation, page 25

Variable Cash Bonus, page 26

2.	Based upon your disclosure on pages 25 and 28, it appears that the bonus determinations were based, in part, upon individual objectives achieved by each NEO, other than Mr. Milano. Your Compensation Discussion and Analysis does not disclose the individual objectives used to determine these executive officers’ annual performance-based bonus. Please provide us proposed disclosure to be included in an amendment to your Form 10-K for the year ended December 31, 2009 to provide the following:

•	The individual objectives applicable to each named executive officer and used to determine their annual bonuses and how each objective was weighted, if applicable. To

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September 29, 2010

the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.

•	The threshold, target, and maximum levels of achievement of each performance measure, if applicable.

•	The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them,

•	Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

Response to Comment 2:

We acknowledge the Staff’s comment and we will provide the following supplemental information in response to the comment:

“Variable Cash Bonus. We have a variable cash bonus plan covering each of our employees, including the named executive officers. Each employee is assigned a target payout, expressed as a percentage of his or her base salary for the year, which varies by the employee’s role with us. We believe that the variable cash bonus opportunity should be set slightly above the median range of cash bonuses to executives at comparable companies, while the actual amount of any cash bonus will be determined by our performance and the performance of the individual. The compensation committee believes that setting compensation in these ranges is appropriate because it is consistent with the compensation committee’s objective to make a significant portion of the pay for our named executive officers performance based. Our named executive officers are eligible to receive a target bonus of 50% of their base salary, while the actual amount of any cash bonus will be determined by our performance and the performance of the individual. The compensation committee provides that each named executive officer’s target bonus opportunity is the same in order to align their incentives and preserve internal pay equity among them.

The variable cash bonus plan consists of two factors: company and individual. Each of these factors is itself separately weighted. The company factor represents the degree to which we achieved our overall corporate goals in a given year. Each employee is given an individual factor by his or her supervisor to reflect the employee’s performance against his or her goals for the year. For the named executive officers, the company factor receives the highest weighting (70%) in order to ensure that the bonus system for our management team is closely tied to our performance thereby aligning the interests of our executive officers with those of our stockholders. The individual factor, which is based on the employee performance, is given a 30% weighting.

Each factor can be assigned a value of up to 125% for maximum performance. Thus, depending on our performance and the individual employee, he or she could receive up to 125% of the target bonus. In order for an individual to achieve in excess of 100% of their individual factor, such individual must demonstrate performance which is considered “exceptional”, which is measured by surpassing all individual goals (115% to 125%) or “exceeds”, which is measured by achieving or surpassing all goals (101% to 114%).

An employee’s target bonus percentage is multiplied by the sum of the company factor and the

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employee’s individual factor. The result of that calculation is then multiplied by the employee’s target bonus percentage to determine the actual bonus paid. Bonuses, if any, are paid during the first quarter of the year immediately following the year of measurement.

Our variable cash bonus plan includes several design features that reduce the likelihood of excessive risk taking including:

•

our overall corporate goals are established by the compensation committee at the beginning of the year and include a variety of clinical development, pre-clinical and commercial objectives as well as financial performance oriented metrics, business development and compliance targets;

•	our cash bonus plan consists of two factors—company and individual;

•	all employees participate in the same cash bonus plan; and

•

our named executive officers are eligible to receive a target bonus of 50% of their base salary with a maximum limit on the amount of variable cash bonus established at 62.5% of base salary which is achievable only in the event both the company and individual performance are considered exceptional.

The compensation committee intends that our goals be ambitious and are subject to the high risks associated with developing and commercializing pharmaceuticals. We expect that not all of our programs will be successful, however, we establish our annual goals as if they will be. Accordingly, when measuring whether a goal has been achieved, the compensation committee may take into account the percentage of the goal completed as opposed to an “all or none” approach.

The elements that the compensation committee established as our overall corporate goals in January 2009 included a variety of commercial objectives, clinical development and pre-clinical objectives, regulatory matters, financial performance oriented metrics, as well as business development and compliance targets. The commercial objectives included net sales targets of $68 million for Cinryze and $237.6 for Vancocin, product contribution targets of $22 million for Cinryze, development of strategic plans for Cinryze and non-toxigenic Clostridium difficile (NTCD), completion of plasma sourcing plans, and effective management of CinryzeSolutions and related patient programs. The financial metrics included operating income of $112 million and operating cash flow of $88 million. The financial metrics and Vancocin revenue target would have been pro-rated had a generic version of Vancocin been approved by the FDA. The clinical development objectives included targets in NTCD related to initiating phase 1 clinical studies and achieving patient enrollment targets. Cinryze clinical development plans related to commencement of a phase 4 study and a subcutaneous administration study. The approval of Cinryze for an acute indication was identified “upside” due to the significant levels of uncertainty arising from the nature of the clinical data available and FDA comments. Preclinical development targets related to the NTCD program included initiation of toxicology studies and analytical methods work for NTCD. CMV program related milestones related to the timing of analysis of clinical study data and development of pediatric dosage formulation.

The compensation committee also evaluated other indications of performance in making compensation decisions as well, such as our progress in completing acquisitions or obtaining rights to drug candidates and ensuring compliance with applicable laws. In addition, the compensation committee considered additional accomplishments including receipt of orphan designation for Cinryze in the E.U., progress in

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preparing for an MAA filing in the E.U., increasing manufacturing capacity for Cinryze, efforts to expand rights to Cinryze in additional territories and indications and the reduction in company debt by $45 million. The compensation committee establishes the relevant weight of each category of goals in the beginning of each year when the goals are established however, as a result of the clinical data received in February 2009, the compensation committee revised the weighting of the goals. The committee took into account the timing of the data, importance of Cinryze to the company, need to encourage business development and need to motivate employees toward the revised business priorities when deciding to reallocate the weighting towards other priorities. The January weightings and revised February weightings are each included in the table below. The compensation committee intends that our goals be ambitious and are subject to the high risks associated with developing and commercializing pharmaceuticals. We expect that not all of our programs will be successful, however, we establish our annual goals as if they will be. The compensation committee establishes corporate goals which are intended to encourage company growth not only in the year for which the goals are established, but also supportive of growth across the medium and long term and are not intended to encourage excessive risk taking. The specific annual performance goals reflect our confidential operating plan and information, reflecting our confidential planning process, and, accordingly, to disclose these goals publicly would cause significant competitive harm to us.

Our chief executive officer establishes the individual performance goals for the named executive officers other than himself. Each named executive officer’s individual goals relate to his or her responsibilities and duties based on their position as those responsibilities and duties relate to the corporate goals established by the committee. The individual goals are intended to serve as supplemental measures to provide our named executive officers with guidance regarding our expectations for 2009 performance. The individual goals are not weighted or quantitative in and of themselves, other than that the individual performance factor represents 30% of each named executive officer’s bonus opportunity. After the end of the fiscal year, our chief executive officer provides an assessment to the compensation committee of each named executive officer’s performance with respect his or her individual goals. The compensation committee reviews the chief executive officer’s assessment and adjusts the level of performance (upward or downward) as it determines in its discretion based on its own assessment of each named executive officer’s performance. As noted above, in order for an individual to achieve in excess of 100% of their individual factor, such individual must demonstrate performance which is considered “exceptional,” which is measured by surpassing all individual goals (115% to 125%) or “exceeds,” which is measured by achieving or surpassing all goals (101% to 114%). With respect to the individual goals for our chief executive officer, for the past three years, our compensation committee has applied the company factor as our chief executive officer’s individual performance factor based upon the belief the company’s performance is representative of our chief executive officer’s individual performance as our chief executive officer is ultimately responsible for management of the company and its performance.

For 2009, the individual performance goals for each our named executive officers (other than our chief executive officer) were as follows:

Name	2009 Individual Performance Goals
Charles A. Rowland, VP, Chief Financial Officer	Managing financing arrangements including debt repurchases; Maintaining and improving financial controls, financial management, budgeting and forecasting; and

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Development of the structure of our European operations; Managing information technology, facilities, and treasury functions.

Colin Broom, VP, Chief Scientific Officer

Achieving milestones in the clinical development of NTCD;

Management of clinical and medical affairs matters related to Vancocin;

Management of clinical and medical affairs matters related to Cinryze as well as clinical aspects of Cinryze life cycle management planning; and

Review of organization efficiencies in the clinical development and medical affairs teams.

Thomas F. Doyle, VP, Strategic Initiatives	Management of interactions with the FDA related to Vancocin; Development of company long term strategic plan; and Development of Cinryze life cycle management program.

Robert Pietrusko, VP, Regulatory	Management of regulatory matters related to Cinryze including MAA filing in the EU and filings related to Cinryze manufacturing capacity expansion.

Daniel Soland, VP, Chief Operating Officer

Management of the commercial launch of Cinryze;

Management of commercial programs related to Vancocin; and

Management of technical operations group in support of NTCD development and Cinryze manufacturing capacity expansion.

In January 2010, the compensation committee considered the bonus compensation for 2009 performance and 2010 compensation matters. The compensation committee reviewed the successful

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commercial launch of Cinryze, including revenue significantly in excess of the company goals, effective management of Cinryze Solutions and other patient related programs, the number of patients receiving Cinryze, the number of health plans providing reimbursement for Cinryze and execution on manufacturing and plasma sourcing plans. The compensation committee also considered the continued Vancocin revenues, efforts to identify and negotiate additional business development opportunities, and our operating income as well as operating cash flow. Additionally, the compensation committee observed that during 2009 progress was made in the advancement of our NTCD clinical development program. However, we were not able to advance our CMV program as a result of the phase 3 clinical data received in February 2009. Finally, the compensation committee considered our efforts in conducting our business so that the company complies with laws and regulations and in accordance with our values.

These accomplishments reflected the efforts of our employees, including members of our executive team, and were taken into account by the compensation committee in providing our executives with salary increases, equity grants and annual cash performance awards under our cash bonus program at 95% of our target. In making this determination, the compensation committee considered our progress against the predefined bonus program goals and program weighting. Specifically, the compensation committee evaluated our achievements on a program basis as follows:

Goal	January Pre-defined Weight	February Pre-defined Weight	Bonus Determination
Cinryze	30%	50%	60%
Vancocin	20%	20%	16%
Maribavir	30%	5%	1%
NTCD	5%	5%	3%
Business Development	5%	20%	7%
Corporate	10%	10%	8%
TOTAL	100%	100%	95%

With respect to individual performance, the compensation committee determined that our chief executive officer’s individual performance was 95%, the same level as the company factor for 2009. As noted above, for the past three years the compensation committee has applied the company factor as our chief executive officer’s individual performance factor. The compensation committee, taking into account the recommendations of our chief executive officer, determined that our vice president of strategic initiatives’ and our chief operating officer’s individual performance was within the “exceptional” range. For our vice president of strategic initiatives’, our compensation committee determined that his individual performance was 125% as a result of continued Vancocin sales and the successful integration of Lev Pharmaceuticals, Inc. For our chief operating officer, the compensation

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committee determined that his individual performance was 120% primarily as a result of the successful commercial launch of Cinryze and management of the technical operations group in support of the Cinryze manufacturing capacity expansion and development of NTCD. The compensation committee determined that the individual performance for 2009 for our other executive officers was in the “exceeds” range, based upon the achievement of their individual goals related to supporting the launch of Cinryze and managing our business. Specifically, for the fiscal year ended December 31, 2010, the compensation committee determined that our Chief Financial Officer’s individual performance was 105% based on effective management of the company’s debt, financial controls and forecasting procedures. The compensation committee determined that our Chief Scientific Officer’s individual performance was 100% based on clinical development and medical affairs activities related to Cinryze, NTCD and Vancocin. In addition, the compensation committee determined that our Vice President, Regulatory’s individual performance was 110% based on his management of regulatory matters related to Cinryze including the preparation for filing of a MAA for Cinryze in the European Union and support of filings related to our expansion of manufacturing capacity for Cinryze.

Mr. Milano received a bonus for 2009 in the amount of $244,972, which equates to 95% of his target bonus. The compensation committee also authorized the payment of bonuses to the other named executive officers who were officers for the entire year of 2009 which ranged from $172,640 to $193,360, as well as to all other employees. The full board ratified the compensation committee’s salary and bonus determinations for Mr. Milano and the other named executive officers.”

While we acknowledge the Staff’s comment and will revise future disclosures accordingly, we respectfully request that no amendment to our 10-K be required. Specifically, we believe that the existing disclosure clearly and accurately describes the material features of the individual performance component of the variable cash bonus program and, consequently, we do not think an amendment to our 10-K is warranted.

As to the four points raised in the comment letter, the existing disclosure accurately describes the weighting of the individual objectives, the applicable levels of achievement associated with the performance measure, and the committee’s evaluation of level of achievement. First, the existing disclosure clearly indicates that individual objectives represent 30% of a named executive officer’s overall bonus opportunity, which is limited to a maximum of 62.5% of the executive officer’s base salary. There is no weighting of goals within the individual objective category and so there was nothing to disclose in this regard. Further, the material individual objectives for the named executive officers are reflected in the existing disclosure. For our Chief Operating Officer, the material individual goal was the successful commercial launch of Cinryze. For our Vice President, Strategic Initiatives, the material individual goal was continued sales of Vancocin and the successful integration of Lev Pharmaceuticals. For our Chief Financial Officer, Chief Scientific Officer, and Vice President, Regulatory, the material individual goals for each of them were supporting the launch of Cinryze and managing our business based on the duties and responsibilities of their positions. While there were other individual goals assigned to our named executive officers as indicated in the above table, they were based on the duties and responsibilities of their positions and not material to the committee’s determination of their bonus awards, and therefore we do not believe that information regarding these goals was required to be disclosed.

In terms of level of achievement of the individual goals, there is no threshold, and so no threshold was disclosed. With respect to target and maximums, the existing disclosure is clear that the individual performance factor can be assigned a value of up to 125% for maximum performance. The disclosure

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goes onto provide that in order for an individual to achieve in excess of 100% of their individual factor, such individual must demonstrate performance which is considered “exceptional,” which is measured by surpassing all individual goals (115% to 125%) or “exceeds,” which is measured by achieving or surpassing all goals (101% to 114%).

Finally, the existing disclosure does describe the compensation committee’s evaluation of the level of achievement by each named executive officer of the corporate and material individual performance objectives applicable to them. The existing disclosure clearly describes the corporate objectives and indicates that the corporate objectives are the same for each named executive officer. Further, for each named executive officer, the description of the committee’s evaluation notes the material individual performance factor (as described above) that the committee took into account for purposes of determining the amount of the bonus earned for 2009.

In conclusion, we acknowledge the Staff’s comment and the request for a more detailed discussion of the individual performance component of the bonus determinations made by our committee for our named executive officers and will revise our future disclosure accordingly. However, we believe that the existing disclosure satisfies the disclosure requirements in all material respects and therefore, respectfully request that the Staff agree that no amendment to our 10-K be required.

*    *    *

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (610) 321-6204.

Sincerely,

/s/ J. Peter Wolf

J. Peter Wolf Vice President and General Counsel

Jeffrey P. Riedler

September 29, 2010

Cc:	Andrew P. Gilbert, Esq.

DLA Piper LLP (US)

300 Campus Drive, Suite 100

Florham Park, New Jersey 07932